August 18, 2005

Room 4561

Thomas A. Murdock
President and CEO
Fonix Corporation
9350 South 150 E, Suite 700
Salt Lake City, UT 84070

	Re:	Fonix Corporation
		Registration Statement on Form S-1
		Filed July 28, 2005
		File No. 333-126995

Dear Mr. Murdock:

	This is to advise you that we have limited our review of the above filings to the matters addressed in the comment below.
Please
respond to our comments that pertain to the Forms 10-K and 10-Q within 10 business days of the date of this letter. No further review of the filings has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement and periodic reports are urged to be certain that all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 has been included.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.



Registration Statement on Form S-1
Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 29
Selected Financial Data, page 49
Financial Statements

1. Please revise to provide financial information that conforms to the requirements of Section 3-12 of Regulation S-X. Also, please update such other portions of the prospectus as needed to include the information for the period ended June 30, 2005.

*******************************

      As appropriate, please amend your filing in response to
these
comments.  Please ensure that your amendment is marked in
accordance
with Item 310 of Regulation S-T.  You may wish to provide us with
marked copies of the amendment to expedite our review.   Please
furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please provide this request at least two business days in advance of the requested effective date.

	Please contact Hugh Fuller at (202) 551-3853 with any questions.
If you need further assistance, you may contact me at (202) 551-
3730.

								Sincerely,


								Mark P. Shuman
								Branch Chief - Legal



cc:	Via Facsimile (801) 415-3500
	Jeffrey M. Jones, Esq.
	C. Parkinson Lloyd, Esq.